UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2015

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD. (Translation of registrant's name into English)
5 Ha’solelim Street, Tel Aviv, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Jason Stolarczyk
Check Point Software Technologies	Check Point Software Technologies
+1.650.628.2040	1.650.628.2127
ir@checkpoint.com	press@checkpoint.com

CHECK POINT SOFTWARE TECHNOLOGIES REPORTS 2015 THIRD QUARTER FINANCIAL RESULTS

SAN CARLOS, CA – October 26, 2015 — Check Point® Software Technologies Ltd. (NASDAQ: CHKP), the largest pure-play security vendor globally, today announced its financial results for the third quarter ended Sept. 30, 2015.

•	Total Revenue: $404 million, representing a 9 percent increase year-over-year
•	Non-GAAP Operating Income: $228 million, representing 56 percent of revenues
•	Non-GAAP EPS: $1.04, representing a 12 percent increase year-over-year
•	Deferred Revenues: $772 million, representing a 17 percent increase year-over-year

“We had very good financial results in the third quarter. Revenues were toward the high-end of our projections, while earnings exceeded projections. Our combined products and software blades revenue continued to post double-digit growth, driven primarily by data center appliances, mid-size appliances, and software blades.” said Gil Shwed, founder and chief executive officer, “Mobile devices are becoming the weakest link in cyber security, and we are committed to staying one step ahead and prevent these threats.  This quarter we extended our technology to smartphones and tablets, while introducing new and innovative threat prevention solutions for cloud and network infrastructure.”

Financial Highlights for the Third Quarter of 2015:
•	Total Revenue: $404 million compared to $370 million in the third quarter of 2014.
•	GAAP Operating Income: $205 million compared to $197 million in the third quarter of 2014.
•	Non-GAAP Operating Income: $228 million compared to $215 million in the third quarter of 2014.
•
GAAP Net Income and Earnings per Diluted Share: GAAP net income was $168 million compared to $161 million in the third quarter of 2014. GAAP earnings per diluted share were $0.92 compared to $0.84 in the third quarter of 2014.

•	Non-GAAP Net Income: Non-GAAP net income was $188 million compared to $177 million in the third quarter of 2014.
•	Non-GAAP earnings per diluted share were $1.04 compared to $0.93 in the third quarter of 2014.
•	Deferred Revenues: As of Sept. 30, 2015, deferred revenues were $772 million compared to $660 million as of Sept. 30, 2014.
•	Cash Flow: Cash flow from operations increased by 13 percent to $228 million from $202 million in the third quarter of 2014.
•	Share Repurchase Program: During the third quarter of 2015, the company repurchased 3.1 million shares at a total cost of $250 million.
•	Cash Balances, Marketable Securities and Short Term Deposits: $3,612 million as of Sept. 30, 2015, compared to $3,656 million as of Sept. 30, 2014.

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For information regarding the non-GAAP financial measures discussed in this release, as well as a reconciliation of such non-GAAP financial measures to the most directly comparable GAAP financial measures, please see “Use of Non-GAAP Financial Information” and “Reconciliation of GAAP to Non-GAAP Financial Information.”

BUSINESS HIGHLIGHTS:

We launched the following new products and technologies:

Mobile Threat Prevention: To battle today’s mobile threat environment, Check Point announced Mobile Threat Prevention, a new mobile security solution for stopping mobile threats on iOS and Android. Check Point Mobile Threat Prevention provides the highest level of protection against malware targeted at smartphones and tablets.

SandBlast Zero-Day Protection: A new advanced threat prevention solution designed to provide a level of cyber protection unmatched in today’s market. By utilizing CPU-level threat detection to uncover threats at the pre-infection level, Check Point SandBlast elevates threat defense with evasion-resistant malware detection and comprehensive protection from even the most dangerous attacks, significantly reducing the risk of expensive breaches.

Cloud Security: Check Point vSEC was designed for private cloud environments and works with VMware NSX to extend comprehensive, best-in-class security. The integrated solution allows customers to accelerate security deployment in virtualized datacenter environments for east-west traffic. The solution is designed to prevent zero-day attacks, APTs and other security threats within the private cloud.

We received the following industry accolades:

NSS Breach Detection Systems Results: Check Point’s Next Generation Threat Prevention Solution received a “recommended” rating in the NSS Labs Breach Detection Systems (BDS) group test. Check Point received a 100 percent catch rate of HTTP, 100 percent catch rate for email and 100 percent catch rate for drive by malware. Check Point solutions also delivered the lowest reported price per protected Mbps of traffic according to the latest published report.

Leader in the Gartner 2015 Magic Quadrant for Unified Threat Management: Check Point is positioned as a Leader in the Gartner Magic Quadrant for Unified Threat Management for the fifth consecutive time.i

Leader in the Gartner 2015 Magic Quadrant for Mobile Data Protection: Celebrating its ninth consecutive year as a Leader in the Gartner 2015 Magic Quadrant for Mobile Data Protection, Check Point continues to secure the mobile space and recently announced Mobile Threat Prevention.ii

Number One in Worldwide Firewall Equipment Market Share: Check Point is the leader in worldwide market share in 2Q 2015 for Firewall Equipment, according to the Gartner Market Share: Enterprise Network Equipment by Market Segment, Worldwide reports.iii

Top Position in Worldwide Combined Firewall and UTM Appliance Market: Check Point continued to be the number one vendor in worldwide combined Firewall and UTM appliance revenue for 2Q 2015, according to the IDC Worldwide Quarterly Security Appliance Tracker.iv

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We also expanded our partnership with VMware:

Charter Membership in the AirWatch Mobile Security Alliance: Together, Check Point and AirWatch will drive new ways for customers to protect the growing number of devices accessing corporate data and networks, delivering a comprehensive solution for stopping mobile threats before they start.

Our security research organization has also continued to expose vulnerabilities in today’s internet infrastructure, these included critical vulnerabilities in mobile equipment and applications including:

WhatsApp Web Vulnerabilities: Check Point security researchers recently discovered significant vulnerabilities that exploit the WhatsApp Web logic and allow attackers to trick victims into executing arbitrary code on their machines in a new and sophisticated way. These vulnerabilities put up to 200 million WhatsApp users at risk and it was quickly remediated by WhatsApp.

Discovered Certifi-gate Vulnerability in Android: At Black Hat, Check Point’s mobile security research team announced the discovery of "Certifi-gate," a vulnerability that allows applications to gain illegitimate privileged access rights, typically used by remote support applications that are either pre-installed or personally installed on the device. Attackers can exploit Certifi-gate to gain unrestricted device access, allowing them to steal personal data, track device locations, and turn on microphones to record conversations and more.  We estimate that the Certfi-gate vulnerability exists in hundreds of millions of devices.

BrainTest related Mobile Malware: Check Point Mobile Threat Prevention multiple instances of a mobile malware variant infecting mobile devices. The malware, packaged within an Android game app called BrainTest, affected between 200,000 to million users.  The Apps containing the malware were removed by Google subsequent to Check Point’s report.

 “This quarter we experienced significant growth in the sales of our advanced threat prevention technologies, including the SandBlast solutions and Anti-bot.  In addition, we launched our mobile threat prevention solution to address our customers growing mobile security needs.  These new technologies demonstrate our commitment to stay one step ahead of cyber security threats,” Concluded Shwed.

Fourth Quarter 2015 Investor Conference Participation Schedule:

•	UBS Global Technology Conference
Nov. 17, 2015 – San Francisco, CA

•	Credit Suisse Annual Technology Conference
Dec. 2, 2015 – Scottsdale, AZ

•	Raymond James Supply Chain Conference*
Dec. 8, 2015– New York, NY

•	Barclays Global Technology Conference*
Dec. 9, 2015– San Francisco, CA

•	Cowen Cyber Security & Networking Summit*
Dec., 15, 2015– New York, NY

* Investor meetings only

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Members of Check Point's management team will present at these conferences and discuss the latest company strategies and initiatives. Check Point’s conference presentations are expected to be available via webcast on the company's web site. To view these presentations and access the most updated information please visit the company's web site at www.checkpoint.com/ir. The schedule is subject to change.

Conference Call and Webcast Information
Check Point will host a conference call with the investment community on Oct. 26, 2015 at 8:30 AM ET/5:30 AM PT.  To listen to the live webcast, please visit the website at: www.checkpoint.com/ir. A replay of the conference call will be available through Nov. 1, 2015 on the company's website or by telephone at +1.201.612.7415, replay ID number 13622818.

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com), the largest pure-play security vendor globally, provides industry-leading solutions, and protects customers from cyberattacks with an unmatched catch rate of malware and other types of attacks. Check Point offers a complete security architecture defending enterprises’ networks to mobile devices, in addition to the most comprehensive and intuitive security management. Check Point protects over 100,000 organizations of all sizes. At Check Point, we secure the future.

©2015 Check Point Software Technologies Ltd. All rights reserved

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Legal Notice Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  Forward-looking statements generally relate to future events or our future financial or operating performance. Forward-looking statements in this press release include, but are not limited to, statements related our introduction of new technologies and solutions and the functionality of such technologies and solutions. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  These risks include our ability to continue to develop platform capabilities and solutions; customer acceptance and purchase of our existing solutions and new solutions; the market for IT security continuing to develop; competition from other products and services; and general market, political, economic and business conditions.  The forward-looking statements contained in this press release are also subject to other risks and uncertainties, including those more fully described in our filings with the Securities and  Exchange Commission, including our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 24, 2015.  The forward-looking statements in this press release are based on information available to Check Point as of the date hereof, and Check Point disclaims any obligation to update any forward-looking statements, except as required by law.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Check Point uses non-GAAP measures of net income, operating income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation charges, amortization of intangible assets and acquisition related expenses and the related tax affects. Check Point’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Check Point’s ongoing core operations and prospects for the future. Historically, Check Point has also publicly presented these supplemental non-GAAP financial measures in order to assist the investment community to see the Company “through the eyes of management,” and thereby enhance understanding of its operating performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and as such has determined that it is important to provide this information to investors.

1G00263955. Adam Hils, Greg Young, Jeremy D'Hoinne. 22 April 2015.

2 Gartner, Inc., Market Share: Enterprise Network Equipment by Market Segment, Worldwide, 1Q15, Christian Canales, Petr Gorodetskiy, Naresh Singh, and Joe Skorupa, June 2015. Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

i-ii Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

3 Source: IDC Worldwide Quarterly Security Appliance Tracker 1Q2015, June 4, 2015.
i Gartner, Magic Quadrant for Unified Threat Management, Jeremy D'Hoinne, Adam Hils, Greg Young, August 7, 2014, ID Number: G00261973 Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.
ii Gartner, Magic Quadrant for Mobile Data Protection, John Girard, October 8, 2015.
iii Gartner, Inc., Market Share: Enterprise Network Equipment by Market Segment, Worldwide, 2Q15, Christian Canales, Petr Gorodetskiy, Naresh Singh, and Joe Skorupa, September 2015.
iv IDC Worldwide Quarterly Security Appliance Tracker 2Q2015, September 14, 2015.

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONSOLIDATED STATEMENT OF INCOME

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:
Products and licenses	$135,218	$126,029	$381,799	$358,310
Software Blades subscriptions	79,622	67,164	230,598	192,664
Total revenues from products and software blades	214,840	193,193	612,397	550,974
Software updates and maintenance	189,016	177,177	559,369	524,200
Total revenues	403,856	370,370	1,171,766	1,075,174

Operating expenses:
Cost of products and licenses	24,400	24,076	69,333	66,489
Cost of software blades subscriptions	2,351	1,269	5,662	3,871
Total cost of products and software blades	26,751	25,345	74,995	70,360
Cost of Software updates and maintenance	20,107	19,324	58,080	54,078
Amortization of technology	546	60	1,262	180
Total cost of revenues	47,404	44,729	134,337	124,618

Research and development	37,495	32,605	109,249	99,022
Selling and marketing	90,463	74,741	258,605	223,176
General and administrative	23,860	20,914	68,848	56,558
Total operating expenses	199,222	172,989	571,039	503,374

Operating income	204,634	197,381	600,727	571,800
Financial income, net	8,285	7,313	24,905	21,760
Income before taxes on income	212,919	204,694	625,632	593,560
Taxes on income	45,176	43,647	134,370	119,772
Net income	$167,743	$161,047	$491,262	$473,788

Basic earnings per share	$0.94	$0.86	$2.72	$2.50
Number of shares used in computing basic earnings per share	177,519	187,293	180,335	189,736

Diluted earnings per share	$0.92	$0.84	$2.66	$2.45
Number of shares used in computing diluted earnings per share	181,804	190,984	184,846	193,360

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP TO NON GAAP FINANCIAL INFORMATION

 (In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP operating income	$204,634	$197,381	$600,727	$571,800
Stock-based compensation (1)	19,956	16,979	56,534	46,037
Amortization of intangible assets and acquisition related expenses (2)	3,309	518	7,912	1,588
Non-GAAP operating income	$227,899	$214,878	$665,173	$619,425

GAAP net income	$167,743	$161,047	$491,262	$473,788
Stock-based compensation (1)	19,956	16,979	56,534	46,037
Amortization of intangible assets and acquisition related expenses (2)	3,309	518	7,912	1,588
Taxes on the above items (3)	(2,556)	(1,751)	(5,504)	(8,619)
Non-GAAP net income	$188,452	$176,793	$550,204	$512,794

Diluted GAAP Earnings per share	$0.92	$0.84	$2.66	$2.45
Stock-based compensation (1)	0.11	0.09	0.31	0.24
Amortization of intangible assets and acquisition related expenses (2)	0.02	-	0.04	-
Taxes on the above items (3)	(0.01)	-	(0.03)	(0.04)
Diluted Non-GAAP Earnings per share	$1.04	$0.93	$2.98	$2.65

Number of shares used in computing diluted Non-GAAP earnings per share	181,804	190,984	184,846	193,360

(1) Stock-based compensation:
Cost of products and licenses	$17	$14	$47	$52
Cost of software updates and maintenance	396	293	1,110	718
Research and development	3,295	2,241	8,536	6,995
Selling and marketing	4,193	3,526	12,112	9,728
General and administrative	12,055	10,905	34,729	28,544
	19,956	16,979	56,534	46,037

(2) Amortization of intangible assets and acquisition related expenses:
Amortization of technology-cost of revenues	546	60	1,262	180
Research and development	1,897	-	4,249	-
Selling and marketing	866	458	2,401	1,408
	3,309	518	7,912	1,588
(3) Taxes on the above items	(2,556)	(1,751)	(5,504)	(8,619)
Total, net	$20,709	$15,746	$58,942	$39,006

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEET DATA

(In thousands)

ASSETS

	September 30,	December 31,
	2015	2014
	(unaudited)	(audited)
Current assets:
Cash and cash equivalents	$258,030	$261,970
Marketable securities and short-term deposits	1,041,088	1,050,492
Trade receivables, net	219,054	366,700
Prepaid expenses and other current assets	75,236	68,673
Total current assets	1,593,408	1,747,835

Long-term assets:
Marketable securities	2,313,184	2,370,471
Property and equipment, net	44,366	41,549
Severance pay fund	5,323	5,491
Deferred tax asset, net	17,744	14,368
Goodwill and other intangible assets, net	839,011	741,960
Other assets	45,132	27,144
Total long-term assets	3,264,760	3,200,983

Total assets	$4,858,168	$4,948,818

LIABILITIES AND
SHAREHOLDERS’ EQUITY

Current liabilities:
Deferred revenues	$614,128	$651,281
Trade payables and other accrued liabilities	294,573	281,554
Total current liabilities	908,701	932,835

Long-term liabilities:
Long-term deferred revenues	158,343	132,732
Income tax accrual	265,570	235,705
Deferred tax liability, net	306	504
Accrued severance pay	9,369	9,483
	433,588	378,424

Total liabilities	1,342,289	1,311,259

Shareholders’ equity:
Share capital	774	774
Additional paid-in capital	935,878	859,124
Treasury shares at cost	(3,823,224)	(3,126,685)
Accumulated other comprehensive income (loss)	5,773	(1,070)
Retained earnings	6,396,678	5,905,416
Total shareholders’ equity	3,515,879	3,637,559

Total liabilities and shareholders’ equity	$4,858,168	$4,948,818
Total cash and cash equivalents, marketable securities and short-term deposits	$3,612,302	$3,682,933

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CHECK POINT SOFTWARE TECHNOLOGIES LTD.
SELECTED CONSOLIDATED CASH FLOW DATA

(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	$167,743	$161,047	$491,262	$473,788
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,658	2,244	7,541	6,683
Amortization of intangible assets	990	518	2,622	1,588
Stock-based compensation	19,956	16,979	56,534	46,037
Realized loss (gain) on marketable securities	176	(152)	97	(306)
Decrease in trade and other receivables, net	28,973	22,167	124,176	152,182
Increase (decrease) in deferred revenues, trade payables and other accrued liabilities	14,388	913	32,098	(128,587)
Excess tax benefit from stock-based compensation	(3,772)	(874)	(6,073)	(2,826)
Deferred income taxes, net	(3,285)	(381)	(3,116)	(6,068)
Net cash provided by operating activities	227,827	202,461	705,141	542,491

Cash flow from investing activities:

Cash paid in conjunction with acquisitions, net of acquired cash	-	-	(96,544)	-
Investment in property and equipment	(4,361)	(3,584)	(10,206)	(8,115)
Net cash used in investing activities	(4,361)	(3,584)	(106,750)	(8,115)

Cash flow from financing activities:
Proceeds from issuance of shares upon exercise of options	20,074	14,067	54,089	61,485
Purchase of treasury shares	(249,763)	(192,401)	(736,445)	(573,271)
Excess tax benefit from stock-based compensation	3,772	874	6,073	2,826
Net cash used in financing activities	(225,917)	(177,460)	(676,283)	(508,960)

Unrealized gain (loss) on marketable securities, net	4,150	(8,248)	7,261	613

Increase (decrease) in cash and cash equivalents, marketable securities and short term deposits	1,699	13,169	(70,631)	26,029

Cash and cash equivalents, marketable securities and short term deposits at the beginning of the period	3,610,603	3,642,784	3,682,933	3,629,924

Cash and cash equivalents, marketable securities and short term deposits at the end of the period	$3,612,302	$3,655,953	$$3,612,302	$3,655,953

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

	By:	/s/ Tal Payne
Name: Tal Payne
Title: Chief Financial Officer & Chief Operating Officer
Date: October 26, 2015

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